Ecopetrol S.A. announces Local Bond Issuance and

Placement of COP$600,000,000,000 by means of a Notice of

Public Offer in Colombia

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) informs, by means of a notice of public offer, its first local public bond issuance and placement in Colombia in an aggregate principal amount of six hundred billion pesos (COP$600,000,000,000) (the “Bonds”), under its COP$3 Trillion Program of Issuance and Placements of Bonds and Commercial Paper (the “Program”). The Bonds principal terms are described below.

•	Total amount: nine hundred billion pesos (COP$900,000,000,000).

•	Amount of first tranche: Six hundred billion pesos (COP$600,000,000,000), with an over-allotment option of up to three hundred billion pesos (COP$300,000,000,000).

•	Issue date: August 27, 2013.

•	Use of proceeds: Financing of the Company’s Investment Plan.

•	Minimum denomination: Fifty million pesos (COP$50,000,000).

•	Subseries and maturity date: The following sets forth the maturity dates of each subseries of Bonds:

Series C: Peso-denominated variable CPI rate bonds
Maturity date	5 years	10 years	15 years	30 years
Subseries	C5	C10	C15	C30

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•	Amortization: At maturity.

•	Yield: payable semi-annually

This announcement is not an offer for sale of or a solicitation of any offer to buy any securities of Ecopetrol in any transaction. If and when issued, the securities will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable securities laws.

Bogota, August 26, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Claudia Trujillo (a)

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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